

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 1, 2009

<u>Via U.S. Mail and Facsimile</u>

A.J. Verdecchia
Chief Financial Officer
Union Drilling, Inc.
4055 International Plaza
Suite 610
Fort Worth, Texas
Fax No. 817-546-4379

   Re: **Union Drilling, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 12, 2009
      File No. 0-51630

Dear Mr. Verdecchia

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

            Sincerely,

            H. Roger Schwall
            Assistant Director